Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

TONGON ON TRACK TO ACHIEVE 2015 TARGETS

Abidjan, Côte d’Ivoire, 25 April 2015 - Randgold Resources’ Tongon gold mine in Côte d’Ivoire is on track to achieve its production and cost guidance for 2015 after a year in which its management made significant progress in dealing with the recovery and throughput challenges that had hampered the operation in its early stages, chief executive Mark Bristow said here today.

Speaking at the mine’s quarterly update for local media, Bristow noted that the commissioning of its new flotation circuit and the ongoing expansion of the crushing circuit were having the anticipated impact on production and costs, steadily lifting Tongon towards its designed performance level. The construction of the upgraded flotation circuit is complete and automation and optimisation are underway. At the same time, Sandvik and Randgold are still jointly working on optimising the crushing circuit upgrade to meet Tongon’s planned production outputs.

Following the recent dry season’s impact on the Ivorian power utility’s power generation capacity, there has been constructive cooperation between the utility and mine to minimise the impact.

The mine is forecasting production of some 260 000 ounces of gold at a total cash cost of $820 per ounce in 2015. At the current gold price, it should be able to repay its capital this year as scheduled. In the meantime, continuing exploration has replaced all the reserves consumed by mining in 2014, effectively extending Tongon’s life by a year.

Bristow said that with operational pressure easing, management had been able to advance Tongon’s ambitious social initiatives, designed to develop a sustainable agribusiness as the mine’s economic legacy to the community. The strategy has two components: an industrial agribusiness to replace the mine after its eventual closure and a community agribusiness based on small farming operations. Work is underway on the construction of a fish farming project capable of delivering almost 10 tonnes of fish per year, while several women’s market garden projects have already produced their first crops.

In February the Ivorian Prime Minister, Daniel Kablan Duncan, and the Minister of Industry and Mines, Jean-Claude Brou, accompanied by high-ranking officials, visited Tongon, and Bristow said he was heartened by their interest in and support for the sustainability initiatives.

“Ultimately projects like these succeed only when there is a significant engagement by government, at central as well as local level, and when the local community is actively involved,” he said.

To continue building a good working relationship with local businessmen, Tongon hosted an on-site lunch for 35 entrepreneurs from the Korhogo region in March, providing them with an overview of the operation and identifying opportunities for co-operation.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.